

DOORVEST
2022 Report

Dear investors,

Hey Team,

Thank you again for supporting our journey! As you can imagine, 2022 was a rollercoaster ride and was our toughest year to date (our of 3 total years). However, I believe we've entered 2023 with a more resilient team, product and business.

Excited to share some brief highlights below:

- 2.25x YoY growth

- Proved we could be a national brand by expanding into ATL, GA in Q1 and further into OK and OH

- Closed our second debt facility

- Crossed 300 homes under management

...and more

We need your help!

We'd love any and all customer introductions - don't think this ask will change as we continue to grow and mature as a biz. Our belief is opening up Community Round/s strategically helps us drive more customers from our loudest advocates - that's you all! We would appreciate customer introductions (even those that are not immediately ready) and will make sure they and you are well taken care of :)

Sincerely,

Brent Murri
Partner

Justin Kasad
CTO

Andrew Luong
Co-Founder & CEO

Our Mission

Our market is wealth management, real estate is just the start. We aim to move forward to natural adjacencies like mortgage lending, title services, and homeowners insurance. As we scale, we plan to target financial services adjacencies like rental income lending, renovation insurance and banking services.

See our full profile



How did we do this year?

Report Card

B+



The Good	The Bad
Geo expansion out of TX	Challenging macro environment
Extension fundraise	Lower than expected growth (~2.25x YoY)
Strong unit margins	



2022 At a Glance

January 1 to December 31



$19,666,531 +971%

Revenue

-$2,910,410

Net Loss

IOU

$15,369,581 +13X

Short Term Debt

$55,050,000

Raised in 2022

Cash on Hand

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$19,666,531
$1,835,734
$-479,377
$-2,910,410
2021
2022

Net Margin: -15% **Gross Margin:** 8% **Return on Assets:** -10% **Earnings per Share:** -$121,267.08 **Revenue per Employee:** $531,528 **Cash to Assets:** 33% **Revenue to Receivables:** 124,606% **Debt Ratio:** 53%

Doorvest_Financials_and_CPA_Review_Report_2020_and_2021_copy.pdf

We ❤ Our 557 Investors

Thank You For Believing In Us

David Macario
Paul Lavallee
Dominick Savilio
Alfonso Aduna
Atiya Shields
Desiree Robertson
David Macario
Galina Reznik
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Thien Nguyen
Jayant Gopalan
Badal Haider
Vinod Palan
Steve Banks
Rajat Agarwal
Anthon Hollstein-Ivarsson
Vivin Karthik
Jayme Kogel
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Alexander Antoniou
Arel Moodie
Artem Stafeev
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Kernel Software Develop...
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Fadi El Khatib
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Andrew McAfee

Phil Osolinski
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Long K Lam
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John East
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Danny JUNG
Ketra Goins
Jeremy Nguyen
Nil Ni
Ding Zhang
Kernel Software Develop...
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Daniel Pham
Nicholas Perry LaForge
Andrew Gibbs
Do Duong
Jeremy Watkins
Brittney Saephanh
Srivatsan Sridharan
Christopher Co
Moez Poonja
Jonathan Tran
Jason Bryant
Abhishek KHANNA
Subramani Kottilingam
Nadya Algazzali
Robert Walls
Gabriel Paravisini
Wael Alsareai
Noor Ali
Marc Russell
Max Bastow
Kerrianne Dizon
Olamide Olaleye
Andrew Koutsoftas
Shailesh Mande
James Bensel
Rudra Peram
Brielle Cabanatan
Laud Duncan
Sanjay Pinnock
Reuben Platon
Nicolas Ha
Brandon Lee
Sanjay Pinnock
Levi Harvin
Rachael Maier
Liang Li
Subramani Kottilingam
Edward Kelly Medlock
Joshua J Pike
Andrew Wooley
Matthew J SANDERS
Nayan J Patel
Henry Rolands
Edward R Johnson Jr
Jacobus Van Eeden
Robert Burdwell
LaTonya Draine
Joshua Webster

Maxwell Kiih
Nahiem Hood
Raymond Brown (Venture...
Allon Avgi
Tony Deblauwe
Steve Olson
Jaime Matus
Jerry Harper
Amit RUWALA
Renee Taylor
Regina E Williams
Alex Hahnenfeld
Talitha Morton
Stefan Schlabs, CFA
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Andy Hoang
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Yulin Tong
Shilpi Gupta
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Hammad Mushtaq
Agim Mehmeti
Max Galkin
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Evan Ferioli
Eric W. Harding
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Mical Salmonson
Jessie Becker
Kernel Software Develop...
Kevin Tsai
Jeffrey Mukai
Dillon Casados
Spandana Govindgari
Maribel Mancias
Bryan Chow
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Alexis Alvarez
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Thao Zeng
Kenny Klaus
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Antonio Mannino
Clifton Loche
Ermias Nessibu
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Nicolas Ha
Alex Hance
Noah Posner
Joshua J Pike
James A Ntambi
Sonda M Lewis
Sanjay Pinnock
Rishabh Mehan
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Brandon Lee
Andrew Androkites
Levi Harvin
Rachael Maier
Chris Strom
Subramani Kottilingam
Edward Kelly Medlock
Joshua J Pike
Steve Pagano
Debra W Terrell
Moses Jungreis
Charles Sellman
Dennis W Lites Jr
Ryan Harris
Rafael Vilaplana
Linda Larigan
Adie Akuffo-Afful

Lawrence Ayokunnu Banj...
Francisco Malafaya
Jessica Lewis
Allon Avgi
Zach Bowers
Desiree Robertson
Kande Amadou
Theresa Money
Ridzuan Ahmad
John Ibechem
Russell Bishop
Jenny Nguyen Bui
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Michael Wise
Erick Vivas
Cortney Samuel
Yulin Tong
Xavier De Gracia
Nick Reeves
Eniola Z Akintayo
Jamal Henderson
Max Galkin
Arel Moodie
Evan Ferioli
Angel Colon
Matt Russell
Chris Jen
Edwin Carrasquillo
Jessie Becker
Kernel Software Develop...
Constance Minkoff
Michael Kennelly
Gautam Madaan
Mark Lin
David Bahia
Gordon Yip
Amy Luk
Kevin Cluess
Yujin Cho
Madeleine Zheng
Kevin Mann
Vamsi Vandavasi
Karim Merchant
Ben Yoon
Howard M Hadley
Moneer Salem
Rashad Alomaisi
Rachael Woodcock
Chris Lieu
Namiah Williams
Jay Schaeffer
Jorge Sifuentes
Jose A Jimenez
Brian Lester
Brandon LaVallee
Dave Hinshaw
Chris Vo
Pablo Andino
King Duncan
Patrick Kane
Rishabh Mehan
Alexis Planer
Andrea Deng
Andrew Androkites
Edward Kelly Medlock
Vamsi Vandavasi
Chris Strom
Julien Klein
Edward Kelly Medlock
Alishan Jadhavji
Sze Tsung Chloe WONG
Tyler Devincenzi
Billie Von Claparede
Sam Kiryakoza
Jayson Branch
Samuel Whisenant
Felicia Williams
Lismar Pasion
Joshua Webster

Christine Dove
Erick Barreza
Konstantinos Spallaras
Riley Rodgers
Zach Bowers
Leonard Wong
Samik Mukherjee
Joseph E Varney
Sigifredo Velez ESCOBED...
Francisco Orozco
Delilah Morrall
Shrikant Latker
Duke Duncan
Federico Pastorino
Jasiel Moreno
Jay Runquist
Cortney Samuel
Christopher Keleshyan
Xavier De Gracia
Peter Abualzolof
Eniola Z Akintayo
Jamal Henderson
Henry Kwong
Arel Moodie
Daniel Wu
Vladimir Calugaru
Alexandra Pham
Pher Management
Calvin Nguyen
Ding Zhang
Lawrence Broome
Omorie Mckell
Saurabh Saxena
Ivan Munoz
Miguel Mancias
Amin Gilani
Henry Jin Shi
Ahmed Jinnah
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Aleksey Lib
Charan Nanjarapalle
Joshua Weston
Kara Topacio
Dun Greene
Andrea Deng
Faten Algazzali
John Jenkins
Rezo Ali Alsareai
Jason Bi
Ben Katzenstein
Kevin Doran
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Patrick Nguyen
Alexander Tonetti
Ryan Schechter
Josh Moffett
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Paul Kwon
Shamus D Harmon
Patrick Kane
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Max Bastow
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Julien Klein
Edward Kelly Medlock
Alishan Jadhavji
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Jessica Davis
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Jacquelyn Briski
Matthew Nichols

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Deep Doshi
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Riley Rodgers
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Steve R Hyzny
M Rezaul Karim
Larry Anderson
John Ferguson Jr
Lin Deng
Candice Bridgford
Daniel Wu
Meg Brigman
Cheree O
Arun Mohan
Anthon Hollstein-Ivarsson
Christopher Keleshyan
Erick Vivas
Peter Abualzolof
Corina Cooke
Thenewcasual P
Henry Kwong
Jay Runquist
Daniel Wu
Jonathan Lo
Tiago Nakamura
Russell Mu
Claudio Cherubino
Ding Zhang
Lawrence Broome
Meriwether Schas
Yiu Chun Au
Theresa Tran
Alishan Jadhavji
Garrett Beer
Louis Yansaud
Saurin Kamdar
Tristan Crown
Kenny Liu
Ashish Yadav
Christian DeHoyos
Erica Cortez
Alessandro Mannino
Bhuvan Khanna
Roberto Feng Chang
Gary A
Sulaimanh Shahbain
Ernest Wong
Davinder Sharma
Kyle Ruane
Stephen Hayes
Daniel Pipkin
Royce Hamano
Arjun Patel
Charles Stevens
Chris M Heath
Ben Coffee
Solomon White
Connor Samaniego
Sadri Salman
Chris Strom
Mukesh Gupta
Daylon Pritchett
Max Bastow
Edward Kelly Medlock
Michael Sewell
Mark Soberman
Solomon White
Edward Kelly Medlock
Sanjay Pinnock
Abhi Bhatia
Shabbir Malbari
Dustin Starbuck
Stephen Wilson
Rui Wang
John Davis
Brandon Gochenour
Aakash Jain

Anton Paras
Leonard Wong
Luria Johnson
Atiya Shields
Desiree Robertson
David Macario
Sharath Ramesh
David K. Williams
Ryan Evans
Tyshow Walton
Hubert Le
Geff Jun
David Brown
Badya Gazzali
Andres Kupervaser-Gould
Arun Mohan
Anthon Hollstein-Ivarsson
Vivin Karthik
Erick Vivas
Matt Deseno
Corina Cooke
Thenewcasual P
Alexander Antoniou
Jay Runquist
Roderick Herron
Lakeeya Little
Aexta Patel
Vincent Nania
Tyler Sandy
Kernel Software Develop...
Calvin Nguyen
Jeremy Humphrey
Navid Tajaddod
Bryan Mai
Melissa Mancias
Chenyifu Chen
Preetham Chandrian
Josif Ilsoi
Shashi Shankar
Reuben Platon
Sanket Kumar
Varma Dantuluri
Polina Gouskova
Jason Conas Van Dyke
Damon Spencer
Evans Richards
Edward Kelly Medlock
Rahban Alsareai
Ruchit Patel
Paul Johnson
Stephanie Doan
Diana Liu
Ghazal Algazzali
J K
Dillon Ramlochun
Mikko Pihlajamaki
Liang Li
Winston Huang
Michael Clancy
Leonardo Cortez
Sadri Salman
Chris Strom
Chenyifu Chen
Daylon Pritchett
Waqar Rizvi
Moez Poonja
Thao Zeng
Bastian Schmidt-Vollmer
Solomon White
Spandana Govindgari
Sanjay Pinnock
Badrikumar Patel
Brian Chapman
Dustin Starbuck
Brian M Lewis
Clay Siegert
Joshua Johnson
Menno Van Veenendaal
Hareesha Rameshappa

Thank You!

From the Doorvest Team




Andrew Luong
Co-Founder & CEO

Justin Kasad
Co-Founder & CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Will Hsu	Venture Capital Partner @ Mucker Capital	2019
Brent Murri	Principal @ M13	2021
Justin Kasad	CTO @ Doorvest	2019
Andrew Luong	CEO @ Doorvest	2019

Officers

OFFICER	TITLE	JOINED
Andrew Luong	President CEO CFO Secretary Treasurer	2019

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Mucker Capital	9,647,143 Series Seed-1, Series A-1, Series Seed-2, Series Seed-3	34.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2020	$235,000		Other
03/2020	$101,000	Safe	Other
05/2020	$9,465		Other
07/2020	$638,722	Safe	Other
12/2020	$2,550,000	Preferred Stock	Other
05/2021	$25,000,000		Section 4(a)(2)
07/2021	$1,000,000	Safe	Section 4(a)(2)
08/2021	$13,000,000	Preferred Stock	Other
12/2021	$198,608		4(a)(6)
06/2022	$50,000,000		Other
08/2022	$50,000	Safe	Other
09/2022	$5,000,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/01/2020	$235,000 ⓘ	0.0%	0.0%	$2,000,000	03/01/2022 ⓘ

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY
SBA PPP loan ⓘ	05/05/2020	$9,465	$0 ⓘ	0.0%	
Pier Asset Management ⓘ	05/07/2021	$25,000,000	$0 ⓘ	15.0%	05/10/2022
Pollen Street Capital ⓘ	06/23/2022	$50,000,000	$15,000,000 ⓘ	10.0%	06/22/2024

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	16,234,125	16,234,125	Yes
Common Stock	29,800,000	8,819,868	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	4,172,568

Risks

Competition - There are platforms out there like Roofstock and Fundrise that play in this space. Put simply, we think this market is gigantic enough that there can be multiple winners. Roofstock serves a need for institutions like Invitation Homes and American Homes 4 Rent to have a platform to buy or sell large blocks of homes. We like that business model as well, but it's a bullish signal that the founders of Invitation Homes have invested in Doorvest, seeing also a significant opportunity to provide a fully-managed service to individuals with limited real estate knowledge. Investors should however keep an eye on the market rates for this type of service as new startups spring up.

Lack of customer lock-in - As of now, there's no explicit reason why a customer interested in rental property investing couldn't buy a property from MLS + hire a property manager. It will take a very long time to build a durable brand, but it is a bet on people being too busy to want to do this extra work, and having a strong enough user experience that they might become repeat buyers (and sellers!) through Doorvest in the future

Low-frequency marketplace - No guarantee of scaling supply quickly enough to account for the fact that people are unlikely to use this service often. This is mitigated by Doorvest's reasonably high takeaway and providing a strong user experience through quickly buying inventory from wholesalers, ranking highly on SEO, and allowing buyers enough agency to follow through in the purchasing decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Housing supply - Doorvest acquires rental homes one by one via wholesalers, which as someone not in this space feels like it wouldn't scale very well or provide unique differentiation. However, this is basically the strategy that Invitation Homes took all the way to a valuation of $16B. Their supply approach is two-pronged: 1) On-market/MLS assisted by internal tooling that analyzes 250 homes per day and plugs into an internal DB that surfaces only those that meet customer criteria, and 2) wholesalers that are built via partnerships and intros from their network.

Any valuation at this stage is difficult to assess and may be significantly inaccurate. The

valuation for the offering was established by the Company. Unlike publicly listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, such as the Company, is difficult to assess and you may risk overpaying for your investment. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical only and are based on management's estimate of the likely results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable, but which may be largely inaccurate. Some assumptions invariably will not materialize exactly as predicted (or at all) due to various reasons, such as unanticipated events and circumstances. Therefore, actual results of operations are virtually certain to vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment

banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Doorvest Inc.

- Delaware Corporation
- Organized July 2019
- 37 employees

564 Market Street
Suite 250
San Francisco CA 94104

http://doorvest.com

Business Description

Refer to the Doorvest profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Doorvest has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing annual report late

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.